Office Address: 170 S. Green Valley Pkwy, Ste. 300

Henderson, NV 89012

Mailing Address: P.O. Box 530512

Henderson, NV 89053

Tel: (702) 202-0068

Website: www.thinkinggreen-usa.com

June 14, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR

RE:	Thinking Green
Amendment No. 2 to
Offering Statement on Form 1-A
Filed May 30, 2018
File No. 024-10829

To Whom It May Concern:

The purpose of this letter is to respond on behalf of the issuer to your letter dated June 13, 2018 regarding the Offering Statement for Thinking Green (File No. 024-10829). For your convenience, your original comments appear in plain text, followed by our response to comment in bold text.

Form 1-A/A

Use of Proceeds, page 6

2.	The disclosure in the table on page 6 indicates that the net cost of land acquisition is expected to be $1,226,190. The Purchase and Sale Agreement filed as Exhibit 6.3 appears to indicate that the selling price of the land is $1.5 million. Please reconcile the two prices and amend the Use of Proceeds disclosure, or advise.

Response to Comment #2

Revised. The selling price of the land in the Purchase and Sale Agreement filed as Exhibit 6.3 is $1,500,000 and in the Option Agreement filed as Exhibit 6.4 is $226,190 for a total selling price of $1,726,190. Please see amendment to the offering statement under “USE OF PROCEEDS.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

June 14, 2018

Description of Property, page 19

2.	Please re-file Exhibits 6.3 and 6.4 with the exhibits to those agreements or advise. Refer to Item 17(6) of Form 1-A.

Response to Comment #2

Refiled Exhibit 6.3, which includes the legal description of the property on Exhibit A. Exhibit 6.4 is not refiled in the amendment to the offering statement as there are no changes or additions to be made to it. Please see amendment to the offering statement for the agreement filed under Exhibits as discussed under “DESCRIPTION OF PROPERTY.”

Please be advised that the Exhibit 6.3 filed in this amendment to the offering statement and Exhibit 6.4 filed in the amendment to the offering statement on May 30, 2018 are the final executed agreements and exhibits. Additionally, the exhibit pages filed on Exhibit 6.3 and Exhibit 6.4 contain the full contents of the exhibits of the final executed agreements.

If you have any further comments and/or questions, please feel free to contact me by e-mail at richard@thinkinggreen-usa.com or telephone at (702) 202-0068.

Sincerely,

THINKING GREEN

/s/ Richard Ham

Richard Ham, President